Rollin' Vets

Offering
Statement

August 28, 2020



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Rollin' Vets Group Inc.

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the investment platform available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by At Ease Rentals Corporation, a Delaware corporation (**"Rollin' Vets"** or the "**Issuer**"). The Securities, in the form of Convertible Notes in increments of $100 (each, a "**Convertible Note**" and together, the "**Convertible Notes**"), will be issued pursuant to, and will be governed by, a convertible promissory note among the Issuer and the purchasers of the Securities (collectively with various ancillary documents, including the Convertible Note, the "**Convertible Promissory Note**"). The Issuer is raising funds in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**"), and/or in reliance on the exemption from registration pursuant to Rule 506(c) of Regulation D ("**Regulation D**"). The Issuer is seeking to raise under Regulation Crowdfunding a minimum of $100 to a maximum of $600,000, and/or to raise funds under Rule 506(c) of Regulation D, together a minimum aggregate amount of $100,000 but not more than a maximum aggregate amount of $600,000 through the offer and sale of Securities on the Site (the "**Offering**").

This Regulation Crowdfunding and/or a Regulation D investment involves risk, including without limitation those set forth under the caption "Risk Factors" in Section VI. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption and/or Rule 506(c) of Regulation D; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the Securities are subject to the terms and conditions of the Convertible Promissory Note, which provides that the investors may not be permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Site, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the Convertible Promissory Note. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, including without limitation those set forth under the caption "**Risk Factors**" in Section VI, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Site. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

APPENDIX A Financial Statements with Review Report

I.   SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the Convertible Promissory Note

The Securities being offered for sale by Rollin' Vets on the Site are governed by the Convertible Promissory Note Each Convertible Promissory Note is an agreement between an investor and Rollin' Vets, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein.

Issuer

Aggregate Offering Amount	Aggregate minimum of $100,000 and aggregate maximum of $600,000
Reg CF Amount	Regulation Crowdfunding ("Reg CF") minimum of $100 and maximum of $600,000
Reg D Amount	Regulation D ("Reg D") up to the maximum Aggregate Offering Amount
Offering Period	Until 11:59 PM of February 28, 2021 or earlier as described below.
Minimum Investment	$100
Securities	Series 2020 Convertible Notes
Price	Desired principal investment at $100 increments, up to $600,000 in aggregate of NextSeed Convertible Notes
Valuation Cap	$5,000,000 pre-money valuation
Discount	Series 2020 Convertible Note holders will receive a 20% discount on the price of equity securities sold in a subsequent equity financing.
Interest	5%
Maturity	24 months (the close of the 24th month from date of closing)
Conversion	Each Convertible Note held by a noteholder with less than $10,000 invested is convertible, upon the discretion of the Issuer, into capital securities sold in a subsequent equity financing event, or NS Shadow Series units, which are identical to any capital securities sold in a subsequent equity financing event, as set out in the Convertible Promissory Note.
	Noteholders who invest $10,000 or more may convert upon the next equity financing event of not less than $1,500,000.

Distributions	If the Issuer pays a dividend or distribution on outstanding shares of equity securities (that is not payable in such equity securities) while the Convertible Notes are outstanding, the Issuer will pay the dividend or distribution amount to Convertible Note holders pro rata, in accordance with the Convertible Promissory Note Otherwise, Convertible Note holders are not entitled to any dividends while the Convertible Notes are outstanding.
Consent Rights	Consent of a majority (over 50%) of the Convertible Note holders is required for any amendment, waiver or modification of any provision of the Convertible Promissory Note
Ownership Interests	Convertible Notes are the rights to receive equity securities in the future during a subsequent equity financing event, and are not current equity interests in the company.
Closing and Escrow Process	Investors that have signed the Convertible Promissory Note will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Site during the investment process). Once the minimum Aggregate Offering Amount has been raised, along with meeting the minimum Reg CF Amount, if met at all, and the Offering Period has ended (or earlier at the Issuer's discretion), the committed investment amounts will be released from escrow upon Rollin' Vets's satisfaction of the conditions set forth in the PA, and the Offering will be deemed to have successfully closed (the "**Closing**") and the Convertible Promissory Note will be posted to the respective investors' page on the Site.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Aggregate Offering Amount has been met, the funds will be released to Rollin' Vets upon Closing (or earlier at the Issuer's discretion) and the investor will receive Securities in exchange for his or her investment. NextSeed will notify investors if the minimum Aggregate Offering Amount has been met. Unless Rollin' Vets raises at least the minimum Aggregate Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If Rollin' Vets raises at least the minimum Aggregate Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering	If Rollin' Vets determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Assignment	Securities issued under Regulation CF may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, pursuant to the Convertible Promissory Note, the investors may not be permitted to transfer or assign the Securities except in compliance with Section 8 of the Convertible Promissory Note.
Escrow Agent / Paying Agent	GoldStar Trust Company, a trust only branch of Happy State Bank. All payments are made to Investors' accounts with GoldStar Trust Company.
NextSeed Fee	There are no fees to open an investment account on the Site or to make an investment in Securities. A portion of the fee paid to NextSeed by Rollin' Vets in connection with the Offering will be in the form of Securities, having the same terms and rights as the Securities sold in the Offering. From any distributions made by Rollin' Vets to the Investors, NextSeed will deduct a service fee in an amount equal to 2.0% of such distribution to cover transaction and administrative costs.
Tax Considerations	Rollin' Vets will be taxed as a corporation for U.S. federal income tax purposes. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

	investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the Convertible Promissory Note
Governing Law	The Convertible Promissory Note will be governed by the laws of the State of Texas.
Investor Proxy Agreement	At the time of investment, each investor will be required to enter into an Investor Proxy Agreement whereby each investor will give NextSeed the right vote, elect, consent or otherwise direct the investor's interests with respect to the Convertible Notes and the subsequent shares of capital securities issued from a conversion event. See the Investor Proxy Agreement in Exhibit A of the Convertible Promissory Note for more details.

Rollin' Vets certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It is not disqualified from relying on the Rule 506(c) exemption under Regulation D by Rule 506(d) or Ruler 506(e) of Regulation D.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS AND CAPITALIZATION

Overview

Rollin' Vets Group Inc. was formed recently and will hold all business assets of the Rollin' Vets veterinary practice. Since ownership of veterinary practices are restricted, this entity was formed to allow investors to invest in this concept. Rollin' Vets had been operating under South by South Vets since 2016. The Issuer anticipates that the total cost of the project will be approximately $600,000. Rollin' Vets is seeking to crowdfund an amount between the minimum of $25,000 and maximum of $600,000 through the Offering. The managing member of the Issuer has contributed $20,000 in equity to date. If Rollin' Vets is able to complete a successful Offering, the principals of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Equity interests	100%	100%	All	N/A

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
Katharine Eick	92%

The principal shareholder identified herein is the holder of equity interests in the Issuer, distinct from the Securities offered to investors through the Offering. While holders of equity interests may have certain voting rights under the bylaws of the Issuer, the Securities are debt securities and their terms are governed solely by the Convertible Promissory Note. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information. For the avoidance of doubt, the Member may not limit, dilute or qualify the Securities issued pursuant to this Offering.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
N/A				

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:

Description of Item	Outstanding Loans
2018 Ford E450 (business van)	Highway Commercial Services Master, $122,263 outstanding, 7/2024 maturity, Pmt $3,412.77
2020 Ford E450 (business van)	Highway Commercial Services Master, $194,268 outstanding, 9/2025 maturity, Pmt $2,231.35
2015 Mercedes Sprinter (business van)	Mercedes-Benz Financial Services, $23,016 outstanding, 11/2021 maturity, payments of $1,422.86
Equipment financing for Chemical Analyzer	US Bank, $7,899 outstanding, 9/30/19 financing date
Xray machine	Frost Bank, $42,500 outstanding, 1/11/18 financing date
Dental x-ray equipment and monitors	Covetrus, $6,958.80 outstanding, 7/28/2020 financing date
Blood maching/Vetscan analyzer	Highland Capital, $10,000 outstanding, 12/24/15 financing date
Vaporizer/O2 Flowmeter equipment	Patterson Dental Equipment, $7,200 outstanding, 1/14/16 financing date

III. KEY PERSONS

The directors, managers, officers and/or equity owners of 20% or more (calculated on the basis of voting power) of Rollin' Vets are listed below.

Name	Bio
Katharine Eick, Sole Director of the Board of Directors	Dr. Eick graduated Summa Cum Laude from AUCVM in 1998 and has worked in a variety of veterinary medicine positions, including opening/running/selling a brick and mortar clinic in Roanoke, VA. Dr. Eick founded this service in January 2016 with 1 sprinter van and 1 employee. Since then the practice has grown to a total of 3 full time veterinarians, 1 practice manager, 2 full time client liasions and 4 full time veterinary technicians.

IV.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$100,000	$600,000
Less: Offering Expenses[2]	Up to $9,000	Up to $54,000
Net Proceeds	At least $101,000	At least $546,000
Use of Proceeds	Purchasing/leasing vans, marketing, hiring, app development, working capital	Increased spend on purchasing/leasing vans, marketing, hiring, app development, working capital

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[2] NextSeed charges 9% of the total Offering Amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer; and provided that NextSeed will only charge 2% of the amount raised (up to $150,000) from investors who invest $10,000 or more. NextSeed will also receive securities in the amount of 5% of the total offering amount with the same terms and conditions as securities offered.

V.   FINANCIAL STATEMENTS

Current Financial Statements (Reviewed)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect initial revenues and the startup costs incurred thus far. Please see Appendix A for the financial statements as well as the review report by an independent third-party Certified Public Accountant.

Pro Forma Financial Statement

To illustrate the earnings potential of Rollin' Vets Group Inc., the Issuer is providing a summary of its financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies, as well as on the extensive experience of the officers having operated similar businesses.

Rollin Vets

	2019	2020	2021	2022	2023
Revenue	$ 1,522,801	$ 2,087,104	$ 6,016,070	$15,550,922	$ 36,877,113
COGS	$ 410,989	$ 1,535,776	$ 3,767,308	$ 6,290,854	$ 12,459,954
Total Expenses	$ 1,406,342	$ 2,131,943	$ 5,980,776	$11,068,178	$ 19,926,551
Operating Expenses	$ 995,354	$ 596,167	$ 2,213,468	$ 4,777,323	$ 7,466,597
EBIT	$ 96,989	$ (44,839)	$ 35,294	$ 4,482,744	$ 16,950,562
EBITDA	$ 164,239	$ 85,903	$ 309,356	$ 5,045,813	$ 17,975,437
Net Income	$ 60,826	$ (98,397)	$ (109,226)	$ 3,402,463	$ 13,063,110
Cash	$ 10,657	$ 641,050	$ 750,301	$ 4,401,995	$ 18,074,167
Long Term Debt	$ 397,114	$ 1,172,514	$ 1,652,514	$ 3,252,514	$ 5,972,514
Capex	$ -	$ (500,000)	$ (750,000)	$ (2,500,000)	$ (4,250,000)
Customers (EOY)	2,800	3,664	6,656	14,421	29,825
Average Customers	1,922	3,232	5,160	10,538	22,123
Revenue per Customer	792	646	1,166	1,476	1,667
Revenue Growth		37%	188%	158%	137%
EBIT	6.4%	-2.1%	0.6%	28.8%	46.0%
EBITDA	10.8%	4.1%	5.1%	32.4%	48.7%
Net Debt / EBITDA	2.35	6.19	2.92	-0.23	-0.67
Capex / Revenue	0.0%	24.0%	12.5%	16.1%	11.5%
ROIC	17.6%	-3.4%	1.9%	62.5%	71.6%

Note: In 2020, some expenses were reclassified from operating costs to cost of goods sold to better reflect the unit economics of our mobile delivery costs. Operating and net margins are unaffected.

VI. RISK FACTORS

An investment in the Convertible Notes is speculative and illiquid and involves a high degree of risk. In making an investment decision, investors must rely on their own examination of Rollin' Vets and the terms of the Offering, including the merits and risks involved. Prospective purchasers in the offering must carefully consider the following Risk Factors that relate to the Convertible Notes being sold in this offering before purchasing any Convertible Notes. The risks set forth below are not the only ones facing Rollin' Vets. Additional risks and uncertainties may exist that could also adversely affect our business, operations and prospects. If any of the following risks actually materialize, our business, financial condition, prospects and/or operations could suffer. In such event, the value of the Convertible Notes could decline, and you could lose all or a substantial portion of the money that you pay for the Convertible Notes. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under exemptions from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

There is no active trading market for our Securities and an active trading market is unlikely to develop.
Convertible Notes are highly illiquid securities, have no public market and are generally not transferable, which limits the value of the Securities.

There is no assurance that we will be able to complete this round of financing.
We are authorized to accept purchases as they are made, subject to receiving the Minimum Investment Amount, and as a result can offer no assurance that we will be able to complete this round of financing in full. If we are unable to complete the financing in full, we will need to raise additional funds in the future through additional debt or equity financing, and there is no assurance that financing will be available or on terms favorable to investors as the Issuer's ability to raise such financing will depend on prevailing market conditions and the results of our business operations. Additionally, we may be unable to raise a subsequent round of financing causing the conversion of the Convertible Notes to capital securities sold in a subsequent equity financing event, or NS Shadow Series units, or such financing may not be on terms favorable to investors.

We will have broad discretion in the use of the net proceeds from this offering and may not use the proceeds effectively.
Although the Issuer plans to use the proceeds of this offering primarily to invest in hiring, equipment purchases, working capital and marketing activities, it will not be restricted to such use and will have broad discretion in determining how the proceeds of this offering will be used. The Issuer's discretion is not limited by the uses set forth in any materials provided to investors. While the Issuer believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering.

Investors in this offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering. Our investors may not agree with the manner in which we choose to allocate and spend the net proceeds.

You should obtain independent tax and legal advice concerning this offering.

Each purchaser of our Securities is urged to consult his, her or its own tax and legal advisors with respect to the particular tax and legal consequences of this offering. Neither the Issuer nor any member or any member's counsel has offered any tax or legal advice with respect to the investment.

Business Risks

The success of a business depends on its brand perception, in part, upon the popularity of the establishment and the customer's experience. We take brand perception seriously and intend to reinforce and extend positive brand perception, including by providing a training program for our employees to ensure a high quality of customer service. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues.

The mobile vet space is still emerging, and our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Reputational Risks

Adverse publicity concerning the veterinary industry and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

Competition Risks

The market for the veterinary industry is competitive and we may need to compete with other established competitors, such as Banfield, which recently launched a mobile vet concept on the West Coast. We compete with these other businesses on the basis of quality and price of products and/or services offered, convenience, location and overall customer experience. The veterinary industry in the Houston area is highly competitive in terms of type and quality of service, location, and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in customer preferences away from the veterinary industry or our inability to develop new services that appeal to customers may negatively affect revenues.

Market Risks

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Our success also depends on the popularity of our services and the overall experience provided to guests. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

Risks from Work Stoppages, Terrorism or Natural Disasters

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. Certain natural disasters, such as hurricanes and flooding, are known to occur sporadically in Houston, where we are located. These disruptions can result in, among other things, lost sales due to the inability of customers or employees or suppliers to reach destinations, property damage and lost sales if we are forced to close for an extended period of time.

Management Risks

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

A primary component of our operations is labor. We compete with other employers in the market for workers and may be subject to higher labor costs as a result of such competition. There is a supply and demand imbalance of qualified veterinarians, which Rollin' Vets aims to mitigate through an internship program, student loan payment benefit and potentially a franchise model. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the veterinary industry, including doctors and technicians. If we are unable to recruit and retain sufficiently qualified personnel, the business and growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition and results of operations.

Privacy Risks

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third-party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

Mobile Facility Risks

We will lease or own the vans used for the mobile vet service. If we lease, we would be subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. We may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all. The supply of suitable vans may be constrained. We are looking at used options and alternative manufacturers, but we may have difficulty or be unable to acquire vans as needed. Financing options may be higher than expected.

Legal Risks

Businesses in our industry can be adversely affected by litigation and complaints from customers or government authorities resulting from illness, injury or other concerns or operating issues stemming from one or more mobile vehicle operations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from Rollin' Vets. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

Environmental Risks

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from Rollin' Vets. Environmental conditions relating to releases of hazardous substances at Rollin' Vets could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

Information Technology Risks

We rely heavily on information systems, such as point-of-sale processing, for management of operations, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

Intellectual Property Risks

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique services of Rollin' Vets. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

Regulatory Risks

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of operations. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state and local regulations, including regulations related to mobile vehicles, veterinary practices, zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. Compliance with additional regulations can become costly and affect operating results.

Tax Risks

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

Limited Source of Repayment

The only source of financial return for investors is as set forth in the Convertible Promissory Note and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither Rollin' Vets nor NextSeed guarantees payment or investor returns.

Risks Relating to Financial Forecasts

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rollin' Vets and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to Rollin' Vets, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than Rollin' Vets. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of Rollin' Vets's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to Rollin' Vets for profits derived from such other such activities.

VII.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

Rollin' Vets is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding and Rule 506 of Regulation D

With respect to Rollin' Vets, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Accredited Investor Verification under Rule 506(c) of Regulation D

Accredited investors that invest in Rollin' Vets under Rule 506(c) of Regulation D will undergo a verification process to confirm their accredited investor status. The Issuer relies on documentation and certifications from each investor submitted to the Site in order to make such determination. The Issuer is not responsible for any false or misleading documents or certifications submitted by investors as part of the accredited investor verification process, which may cause the Issuer to lose its claim of this offering's exemption from securities registration.

Affiliated Party Transactions

Except as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
N/A			

Certain Tax Considerations

The Issuer has chosen to be taxed as a corporation. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Site undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Payment Processing Operations

Collection and payment of distributions to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate distributions on all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Site in order for the Issuer or the Site to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Site. All communication with the Issuer regarding the Offering is required to take place on the Site. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the PA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer may offer bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Convertible Promissory Note and are not enforceable under the Convertible Promissory Note

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: www.rollinvets.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A
Financial Statements with Review Report

Rollin' Vets

